UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2008
001-31609
(Commission File Number)
Telkom SA Limited
(Translation of registrant’s name into English)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

On August 8, 2008, Telkom SA Limited (“Telkom”) issued an announcement informing shareholders that the special and ordinary resolutions as set out in the notice of meeting dealing with amendments to the company’s articles of association were passed by the requisite majorities. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On August 13, 2008, Telkom announced the appointment of Mr. Peter Joubert as a non executive director of the company with effect from August 12, 2008. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
On August 14, 2008, Telkom announced the distribution of the annual report, incorporating the audited financial statements, for the year ended March 31, 2008, which contain no changes to the reviewed provisional results which were published on June 9, 2008. The announcement also contains the notice of the annual general meeting of the company to be held on September 15, 2008. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The annual report contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On August 26, 2008, Telkom issued a further cautionary announcement regarding a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders (the “Consortium”), which stated that the Consortium was considering making an offer for the entire issued share capital of Telkom, subject to a number of pre-conditions. A copy of the further cautionary announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The further cautionary announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On August 26, 2008, Telkom issued a further cautionary announcement regarding the non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc to acquire a portion of Telkom’s stake in Vodacom Group (Proprietary) Limited (“Vodacom”), subject to certain conditions. A copy of the further cautionary announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The further cautionary announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On August 29, 2008, Telkom issued an announcement regarding Vodacom’s acquisition of Gateway Telecommunications SA (Pty) Ltd. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On August 29, 2008, Telkom issued a press release regarding reports of a proposal received by Telkom from the Mowana Consortium, which the Board of Telkom will, in accordance with its fiduciary duties, evaluate, along with any other proposal received, in order to determine whether it would be in the best interests of shareholders and whether it will be capable of being implemented in full. A copy of the press release is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.
These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, any changes to our mobile strategy and Vodacom holdings and our ability to successfully implement such strategy and organizational changes thereto, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on our business; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1
Announcement, dated August 8, 2008, issued by Telkom SA Limited (“Telkom”), informing shareholders that the special and ordinary resolutions as set out in the notice of meeting dealing with amendments to the company’s articles of association were passed by the requisite majorities.

99.2	Announcement, dated August 13, 2008, issued by Telkom, regarding the appointment of Mr. Peter Joubert as a non executive director of the company with effect from August 12, 2008.

99.3
Announcement, dated August 14, 2008, issued by Telkom, regarding the distribution of the annual report, incorporating the audited financial statements, for the year ended March 31, 2008, which contain no changes to the reviewed provisional results which were published on June 9, 2008. The announcement also contains the notice of the annual general meeting of the company to be held on September 15, 2008.

99.4
Further cautionary announcement, dated August 26, 2008, issued by Telkom, regarding a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders (the “Consortium”), which stated that the Consortium was considering making an offer for the entire issued share capital of Telkom, subject to a number of pre-conditions.

99.5
Further cautionary announcement, dated August 26, 2008, issued by Telkom, regarding the non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc to acquire a portion of Telkom’s stake in Vodacom Group (Proprietary) Limited (“Vodacom”), subject to certain conditions.

99.6	Announcement, dated August 29, 2008, issued by Telkom, regarding Vodacom’s acquisition of Gateway Telecommunications SA (Pty) Ltd.

99.7
Press release, dated August 29, 2008, issued by Telkom, regarding reports of a proposal received by Telkom from the Mowana Consortium, which the Board of Telkom will, in accordance with its fiduciary duties, evaluate, along with any other proposal received, in order to determine whether it would be in the best interests of shareholders and whether it will be capable of being implemented in full.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED
By:	/s/ Deon Fredericks
	Name:	Deon Fredericks
	Title:	Acting Chief of Finance

Date: September 3, 2008